Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

FOR IMMEDIATE RELEASE

Benson Hill Announces Agreement to Acquire Soy Crushing Facility Assets to Scale Production of High Value Soybean Ingredient Portfolio

Company continues to execute against its strategic plan to meet the growing demand for plant-based protein ingredients

ST. LOUIS, MO – September 13, 2021 – Benson Hill, Inc. (the “Company” or “Benson Hill”) a food tech company unlocking the natural genetic diversity of plants with its cutting-edge food innovation engine, today announced the expansion of its ingredients infrastructure by entering into a definitive agreement to purchase a soybean crushing facility from Seymour, Indiana-based Rose Acre Farms. This investment represents a significant milestone in the execution of the Company’s growth plan, and will be funded through the expansion of Benson Hill’s debt facility with Western Technology Investment.

Benson Hill’s integrated supply chain strategy combines improved crop innovation through its CropOS® technology platform with traceable field to fork production. This acquisition will further solidify the Company’s position in the value chain to support production of a robust portfolio of proprietary, non-GMO, identity preserved and sustainable soy protein and oil ingredients for the human food and animal feed markets.

“The acquisition of the Rose Acre Farms soybean crushing facility represents an important next step in the execution of our playbook for growth,” said Bruce Bennett, President, Ingredients at Benson Hill. “This targeted investment can ultimately provide the production capacity to deliver on our integrated business model for commercialization and scaling of our innovative soybean products, including Ultra-High Protein soybean ingredients.”

Recent data projects that the value of the global plant protein market could surpass $162 billion by 2030. The facility will ultimately have the capacity to process Benson Hill’s proprietary soybean varieties to serve that market, including the first commercial plantings of its Ultra-High Protein soybeans, which will be harvested this fall. The Company recently announced it exceeded its target to double contracted soybean acres, delivering a 133 percent year-over-year increase for the 2021 growing season. The facility will also continue to serve existing customers.

“This milestone reflects continued momentum to advance our vision for a more modern, resilient and sustainable food system, starting with seed that is better from the beginning,” said Matt Crisp, Chief Executive Officer of Benson Hill. “Coupling production capacity like this with genomic innovation unlocks enormous value for both farmers and consumers beyond what has been possible through the traditional commodity system.”

“Rose Acre Farms remains committed to the local farming community, a value Benson Hill shares. We are excited to have found the right buyer for our soy processing assets in Benson Hill, a company with which we have a great history of partnership,” said Tony Wesner, Chief Operating Officer of Rose Acre Farms. “We look forward to continuing our partnership with Benson Hill and believe they will continue to be a valuable member of our community. We expect this transaction will result in value to our local farmers, particularly as opportunities for Benson Hill’s network of farmer partners continues to expand.”

The transaction is subject to customary closing conditions, and is expected to close by the end of September.

About Benson Hill

Benson Hill moves food forward with the CropOS® platform, a cutting-edge food innovation engine that combines data science and machine learning with biology and genetics. Benson Hill empowers innovators to unlock nature’s genetic diversity from plant to plate, with the purpose of creating healthier, great-tasting food and ingredient options that are both widely accessible and sustainable. More information can be found at bensonhill.com or on Twitter at @bensonhillinc.

On May 10, 2021, Benson Hill announced a definitive business combination agreement with Star Peak Corp II (NYSE: STPC). Upon the closing of the business combination, Benson Hill will become publicly traded on the New York Stock Exchange under the new ticker symbol “BHIL”. Additional information about the transaction can be viewed at: https://bensonhill.com/investors/ or https://stpc.starpeakcorp.com/.

A Special Meeting to approve the pending business combination between Star Peak and Benson Hill, among other items, has been scheduled for September 28, 2021 at 11 a.m. ET. All stockholders as of August 9, 2021 are encouraged to vote their shares by September 27, 2021 at 11:59 p.m. ET. More information on how to vote can be found at: https://stpc.starpeakcorp.com/How-to-Vote/.

Additional Information

This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak and Benson Hill. The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statements and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the Registration Statement containing the proxy statement / prospectus relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.

###

Media Contact
Benson Hill
Melanie Bernds
314-605-6363
mbernds@bensonhill.com
Media Kit